December 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D. C.  20549

Attention:	Terence O’Brien, Branch Chief
Al Pavot, Staff Accountant

Regarding:	EASTMAN KODAK COMPANY
Form 10-K filed March 16, 2021
Form 10-Q filed August 10, 2021
File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter addressed to Roger Byrd, General Counsel of Eastman Kodak Company dated November 15, 2021.

If you have any questions, please do not hesitate to call me at (585) 726-3576 or David E. Bullwinkle, Chief Financial Officer, at (585) 726-3471.

Sincerely,

Eastman Kodak Company

/s/ Richard T. Michaels

Richard T. Michaels

Chief Accounting Officer and

Corporate Controller

In connection with its response to the staff’s comments, Eastman Kodak Company (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Response Letter filed October 14, 2021

Form 10-K filed March 16, 2021

Note 20 -- Retirement Plans, page 83

1.

ASC 715-20-50-1d states that the objectives of benefit plan asset disclosures include providing users of the financial statements with an understanding of the classes of plan assets and any significant concentrations of risk therein. It is not clear whether your existing disclosures, or your proposed revisions, fully satisfy these objectives. For example, your disclosure on page 88 reports that $1.1 billion of Plan Assets are invested in government bonds, but three pages later you disclose that the entire balance is comprised of derivatives. You now propose to revise your table of Plan Assets to recharacterize these assets as Hedge Funds. This proposed revision does not clearly communicate that the hedge fund assets appear to be primarily comprised of derivative instruments. Please provide us with a schedule that segregates your December 31, 2020, hedge fund investments into more detailed asset classes so we can better understand the nature of your Plan investments and whether your proposed revisions are consistent with the cited objectives. The detailed asset classes should be consistent with the relevant risk factors that materially impact each investment. For example, it may be appropriate to separate your hedge fund investments based on their primary underlying assets, e.g. interest rate derivative instrument hedge funds, foreign exchange derivative instrument hedge funds, distressed investments hedge funds, natural resource investment hedge funds, etc. Please see ASC 715-20-50-1d.5 and the examples provided in ASC 820-10-55-100 and 107 as well as the analogous guidance in ASC 820-10-50-2.

Response:  The Company classified its investments in the table of plan assets to align to the Plan’s investment allocation strategy which is described in the Plan Asset Risk Management section on page 87 of the Company’s 2020 Form 10-K.  As a result of this approach, the Company allocated the total net asset value (“NAV”) of a pool of hedge fund investments and associated liquidity cash reserves to the equity securities and government bonds asset classes.  As disclosed on page 91 of the Company’s 2020 Form 10-K, the amount of hedge funds included in the equity securities and government bond asset classes were 4% and 29%, respectively, of Total U.S. Plan assets as of December 31, 2020.  Please refer to the Company’s response to comment number 4 below on how these percentages were calculated.

Derivative Instruments:

The Company’s U.S. pension plan uses derivatives investments primarily to hedge liability interest rate risk to U.S. government bonds or to gain exposure to equity markets.  The Plan’s derivative portfolio consists of exchange traded futures contracts.  As of December 31, 2020, the notional amount of these derivative instruments approximated $1.6 billion.  Equity derivative exposure is to U.S. and non-U.S. major equity indices.  Government bond exposure is via U.S. government bond futures.  The fair value of these derivative instruments is included in the derivative line items in the table of plan assets and amount to $3 million for derivatives with unrealized gains, and $(7) million for derivatives with unrealized losses, as of December 31, 2020.

As previously provided in our response letter dated October 14, 2021, in response number 4, an increase in interest rates is the primary factor that could precipitate material losses in the Company’s existing derivatives portfolio.  For example, a 25-basis point increase in interest rates would cause a loss from the government bond derivatives of approximately $30 million.  However, as disclosed on page 32 in the Company’s 2020 Form 10-K, a 25-basis point increase in the discount rate used to measure the projected benefit obligation (“PBO”) of the U.S. Plan would cause a $74 million decrease in the PBO.  Accordingly, while an increase in interest rates would expose the Company’s derivative investments included in the U.S. Plan to losses, it would also likely result in an offsetting decrease in the U.S. Plan’s PBO.

The Plan is required to maintain cash on deposit to collateralize its obligations under its futures contracts.  As of December 31, 2020, approximately $40 million in cash was on deposit to fulfill these requirements and was included in the total NAV value that was allocated to the equity securities and government bonds asset classes.

Disclosure similar to the preceding paragraphs will be included in future Form 10-K filings.

Hedge Funds Investments:

Hedge fund investments are managed by the Plan in two separate portfolios:

1)

Incremental Return Hedge Funds - When derivative investments are used as described above, the Plan will also invest in hedge funds to generate returns in addition to the return generated by the derivatives. This investment strategy is described in the Company’s 2020 Form 10-K on page 91 as follows “where exposures are obtained via derivatives, the majority of the exposure value is available to be invested, and is typically invested, in a diversified portfolio of hedge fund strategies.”

As an example, a change in interest rates is the primary risk factor that impacts the U.S. Plan’s projected benefit obligation.  To hedge this risk the Plan purchases U.S. government bond futures contracts which requires less capital than purchasing the same amount of U.S. government bonds.  The majority of the excess capital, which represents the difference between the capital needed to purchase these futures contracts and the portion of capital allocated to the government bonds asset class associated with this type of structure, is invested in a diversified portfolio of hedge funds.  A similar structure is used to help achieve the Plan’s desired exposure to equity markets.

The term “derivative-linked hedge funds” was used by the Company to distinguish this portfolio of hedge funds investments from the absolute return hedge funds discussed below.  These hedge fund investments are not derivative instruments, and they are not focused on derivatives-oriented investment strategies.  In future Form 10-K filings, the Company will discontinue using the term “derivative linked investments” when describing the nature of these investments.

As noted above, the net asset values of these hedge fund investments and liquidity cash reserves were allocated to the equity securities and government bond asset classes in the table of plan assets.

2)

Absolute Return Hedge Funds - the Plan invests in a separate portfolio of hedge funds without the use of corresponding derivative instruments. The objective of this portfolio is to seek a higher absolute return.  The net asset value of these stand-alone hedge fund investments was reported in the absolute return asset class.

Classes of Plan Assets:

The Company’s proposal to separately disclose investments in hedge funds from other equity and debt securities was not to recharacterize the nature of these investments but to clarify the amount of hedge funds in these categories.

Determining the appropriate classes of assets requires significant judgment and we acknowledge the staff’s comments.  In future Form 10-K filings we will separately disclose hedge funds as a separate asset class in the table of plan assets. The table below represents the U.S. Plan revised asset classes as of December 31, 2020:

	U.S.
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 194	$ —	$ —	$ —	$ 194

Global Equity Securities Funds	—	—	—	253	253

Debt Securities:
Government Bonds	1	—	—	2	3
Investment Grade Bonds	—	446	—	—	446

Real Estate	—	—	—	37	37

Global Balanced Asset Allocation Funds	—	—	—	514	514

Other:
Hedge Funds	—	5	—	1,485	1,490
Private Equity	—	—	5	769	774
Derivatives with unrealized gains	3	—	—	—	3
Derivatives with unrealized losses	(7)	—	—	—	(7)
	$ 191	$ 451	$ 5	$ 3,060	$ 3,707

The portfolio of hedge funds that was previously included in the absolute return asset class is now reported as part of the hedge funds asset class in the above table.  The hedge fund line item will include both portfolios of hedge funds and additional disclosure will be provided regarding the two hedge fund strategies similar to what is described above.  In addition, the Company reclassified $40 million cash on deposit to collateralize its obligations under its futures contracts and $89 million of cash liquidity reserves associated with hedge funds to cash and cash equivalents.  Further, in response to the staff’s comment number 11, the Company changed the classification of these investments from NAV to level 1 as the underlying investments are determined to have a readily determinable fair value.  Please refer to the Company’s response to comment number 11 for additional information.  Lastly, the revised table of plan assets reflects a reclassification of $58 million related to a fund included in hedge funds to the private equity asset class.

In determining the asset classes, the Company also considers significant concentrations of risk within plan assets. As disclosed on page 87 in the 2020 Form 10-K, there is no individual fund that exceeded 10% of plan assets as of December 31, 2020.

However, an investment manager of a hedge fund and a fund included in the global balanced asset allocation funds asset class managed 12% of U.S. Plan Assets as of December 31, 2020.  No other investment manager manages over 10% of plan assets as of December 31, 2020.  The Company will supplement its disclosures in future filings to discuss whether there are any significant concentrations of plan assets (i.e., concentrations > 10% of plan assets) where the management of those assets resides with a single investment manager.

In accordance with ASC 715-20-50-1d.5 and the examples provided in ASC 820-10-55-100 and 107, the Company will provide in future Form 10-K filings further disaggregation of hedge fund investments by type as discussed below.

The Plan evaluates several factors for investing in hedge funds including investment strategy, return, risk, liquidity, correlation to other funds and number of funds in order to achieve a diversified portfolio of hedge funds.  The table below summarizes the Plan’s investments in hedge funds by type for those investments valued at NAV:

(in millions)	Net Asset Value as of December 31, 2020	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge funds	$ 530	Monthly, Quarterly	15-90 days
Relative value hedge funds	312	Bi-monthly, Quarterly	6-365 days
Directional hedge funds	222	Bi-monthly, monthly	5-30 days
Equity long/short hedge funds	207	Quarterly	45-90 days
Long-biased hedge funds	121	Quarterly, Annually	60-75 days
Event driven hedge funds	93	Quarterly	90 days
Total	$ 1,485

These investments are made through direct investments in individual hedge funds.  These investments substantially consist of a diversified portfolio of hedge funds that use equity, debt, commodity, currency strategies and derivative instruments.  Certain investments include restrictions on redemption requests that extend beyond the redemption terms outlined in the table above.  As of December 31, 2020, these investments with such restrictions represent approximately 5% of the hedge funds investments valued at NAV.

As previously provided in our response letter dated September 13, 2021, in response number 3, hedge funds are primarily valued by each fund’s third-party administrator based upon the valuation of the underlying securities and instruments and primarily by applying a market or income valuation methodology as appropriate depending on the specific type of security or instrument held.  As of December 31, 2020, there were no material unfunded commitments for these investments.

Disclosure similar to the preceding paragraphs will be included in future Form 10-K filings.

2.

In your response number 4 you state that the notional amount of your government bonds futures contracts was $1.6 billion at December 31, 2020. Please expand your footnote disclosure to include this information and to clarify whether the net carrying value of these contracts is the ($4m) reported in the table on page 88.

Response:  As discussed under response number 1, in future filings, the Company will disclose the notional amount of government bonds futures contracts and clarify that the fair value of these derivative instruments is included in the derivatives line items in the table of plan assets.

3.	Please provide the disclosures required by ASC 715-20-50-1.n regarding related party transactions and the amount of the Registrant's securities that are included in Plan Assets, if any.

Response:  We respectfully submit the following in response to the Staff’s comment:  ASC 715-20-50-1. n states that if applicable, the amounts and types of securities of the employer and related parties included in plan assets, the approximate amount of future annual benefits of plan participants covered by insurance contracts, including annuity contracts issued by the employer or related parties, and any significant transactions between the employer or related parties and the plan during the period.

As there is no Kodak stock included in the Plan Assets, no insurance contracts or annuity contracts issued by the Company that covers future annual benefits of plan participants and no significant transactions between Kodak or related parties and the Plan, the requirements of ASC 715-20-50-1.n are not applicable.

4.

Please explain the page 89 reference to "derivative-linked hedge funds" and clarify whether this disclosure is intended to communicate that those hedge funds are primarily comprised of derivative instruments. Further, please explain to us how you calculated the 4% equity exposure and 29% government bond exposure measures reported on page 91. If those amounts are essentially the carrying value of your derivative-linked hedge funds, then please disclose the notional amount of the underlying derivative contracts and quantify the amount by which your loss exposure on these contracts exceeds carrying value.

Response:  As discussed under response number 1, the term “derivative-linked hedge funds” was not intended to communicate that these hedge funds were primarily comprised of derivative instruments. The corresponding percentages refer to the total NAV amount of the respective hedge funds and associated liquidity cash reserves allocated to equity securities and government bond asset classes based on the Plan’s asset allocation strategy, as a percentage of total U.S. pension plan assets. The 4% equity exposure is calculated as follows:  Total NAV of hedge funds and liquidity cash reserves of $130 million divided by total U.S. Plan Assets of $3.707 billion. The 29% government bond exposure is calculated as follows: Total NAV of hedge funds and liquidity cash reserves of $1.099 billion divided by total U.S. Plan Assets of $3.707 billion.  As discussed under response number 1, in future Form 10-K filings, the Company will disclose hedge funds as a separate asset class in the table of plan assets.

5.

On page 91 you disclose, "In instances where exposures are obtained via derivatives, the majority of the exposure value is available to be invested, and is typically invested, in a diversified portfolio of hedge fund strategies that generate returns in addition to the return generated by the derivatives." Please help us to better understand this disclosure by applying this characterization to a specific Plan Asset that reflected this fact pattern at December 31, 2020.  Quantify and fully describe the exposure and explain how you concluded that the corresponding portfolio of hedge fund strategies is actually "diversified." It is not clear whether the existing disclosure fully depicts the degree of risk in your derivative-linked hedge funds.

Response:  Please refer to response number 1 for an example of this investment strategy and factors that the Plan evaluates to achieve a diversified portfolio of hedge funds.  The Company believes the existing disclosures in the 2020 Form 10-K, and the supplemental disclosures the Company will provide in future filings, fully depicts the degree of risk of the Plan’s investments in hedge funds.

6.

Response number 1 in your letter states that $.8 billion of Plan Assets do not carry redemption rights. Please expand your footnote disclosure to include this information. Also, for each class of investment, please provide quantified disclosure about any restrictions and/or limits on your ability to redeem plan investments. See ASC 820-10-50-6A.  If approximately 25% of your total plan assets are invested in real estate funds, private equity funds, and natural resource investments that may not mature or be sellable in the near term without significant loss than that information should be clearly disclosed.

Response:  The investments valued at NAV that do not carry redemption rights substantially consist of private equity funds ($.7 billion).  As stated in our response letter dated September 13, 2021, in response number 3, private equity investments are primarily comprised of direct limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyouts and special situations.  The term of each fund is typically 10 or more years and the fund’s investors do not have an option to redeem their interest in the fund. The investors in the fund receive distributions through the liquidation of the underlying investments in the fund.

For hedge funds valued at NAV, please refer to our response to comment number 1 for quantified disclosure about any restrictions and/or limits on the ability to redeem plan investments.  For the remaining investments valued at NAV (except for Real estate), the redemption frequency is monthly or quarterly with a redemption notice period ranging from 5 to 90 days. For investments in real estate, the term of each fund is typically 10 or more years and the fund’s investors do not have an option to redeem their interest in the fund but receive distributions from time to time through the liquidation of the underlying investments.

In future filings, the Company will add disclosure that states the amount of Plan Assets that do not carry redemption rights, as well as quantified disclosure about any restrictions and/or limits on the ability to redeem plan investments valued at NAV by asset class as required under ASC 820-10-50-6A.

While approximately 25% of total U.S. Plan Assets are invested in real estate funds, private equity funds, and natural resource investments, the Company receives distributions through the liquidation of the underlying investments to minimize the liquidity risk of investments that may not mature or be sellable in the near term.  In addition, liquidity of Plan assets is also managed to minimize the likelihood that these investments would need to be sold to cover benefit payments, derivative losses, or any other short-term need.  This disclosure will be added in future Form 10-K filings.

7.

Your disclosure on page 87 states that there are no significant concentrations of risk in Kodak's defined benefit plan assets. Please provide a disclosure that clearly reconciles this statement with the disclosure on page 91 that 29% of Plan assets represents US Government bond exposure obtained via derivatives.

Response:  As discussed under response number 4, 29% of Plan Assets represents the total NAV amount of the respective hedge funds and liquidity cash reserves reported in the government bonds asset class. As disclosed on page 87 in the 2020 Form 10-K, there is no individual fund that exceeded 10% of plan assets as of December 31, 2020.  However, as stated in response to comment number 1, an investment manager of a hedge fund and a fund included in the global balanced asset allocation funds asset class managed 12% of U.S. Plan Assets as of December 31, 2020.  No other investment manager manages over 10% of plan assets as of December 31, 2020.

In future Form 10-K filings, the Company will add supplemental disclosure to discuss whether there are any significant concentrations of plan assets (i.e., concentrations > 10% of plan assets) where the management of those assets resides with a single investment manager.

8.

On page 87 you disclose that your investment objectives include maintaining broad diversification between and within asset classes and fund managers. However, the disclosure does not indicate whether your objective was met with respect to your fund managers. Please disclose the extent to which any investment or fund manager controlled over 10% of Major US Plan Assets in 2020.

Response:  As discussed in our response to comments number 1 and number 7, there was an investment manager of a hedge fund and a fund included in the global balanced asset allocations funds asset class that managed 12% of U.S. Plan Assets as of December 31, 2020. No other investment manager manages over 10% of plan assets as of December 31, 2020. This disclosure will be added to future Form 10-K filings.

9.

We understand that the dollar amounts in your 10-K disclosure of December 31, 2020 Major U.S. Plans assets on page 88 will differ to an extent from the corresponding KRIP investment balances included in the audited financial statements filed with your Form 5500. However, there appears to be significant disparities between the asset classes presented in the 10-K and the asset classes presented on the audited Statements of Net Assets Available for Benefits. For example, the 10-K reports $383 million of equity securities whereas the Statements of Net Assets appears to show $1.4 million of common and preferred stocks. Please explain this disparity. Also, for each asset class balance reported on page 88, please tell us the amounts thereof that are comprised of (1) Partnership/Joint Venture Interests, (2) Common/Collective Trusts, and (3) Commingled Hedge Funds as presented on the Statements of Net Assets.

Response:  The differences in asset classes between the Company’s 2020 Form 10-K and those presented in the Form 5500 are primarily due to the following: 1) the Form 5500 combines certain investments as one line item; and 2) certain fair market value adjustments that were not known at the time the Company filed its 2020 Form 10-K were reflected in the Form 5500.

The amounts for each asset class, as revised in comment number 1, comprised of (1) Partnership/Joint Venture Interests, (2) Common/Collective Trusts, and (3) Commingled/Hedge Funds is as follows:

(In millions)	Form 5500
Kodak’s Revised Asset Classes	Partnership / Joint Venture Interests	Common / Collective Trusts	Commingled / Hedge Funds
Cash and Cash Equivalents	$ -	$ 181	$ -

Global Equity Securities	-	-	252

Debt Securities:
Government Bonds	-	-	-
Investment Grade Bonds	-	24	1

Real Estate	37	-	-

Global Balanced Asset Allocation Fund	-	-	514

Other:
Hedge Funds	-	-	1,437
Private Equity	928	-	-
Derivatives with unrealized gains	-	-	-
Derivatives with unrealized losses	-	-	-
	$ 965	$ 205	$ 2,204

Global Equity Securities investments hold a broad diversified portfolio of U.S. equity, developed international equity, and emerging markets.  These investments are classified as equity securities in the Company’s table of plan assets to correspond to the underlying nature of these investments.  The Global Balanced Asset Allocation Fund investments are commingled funds that hold a diversified portfolio of passive market exposures, including equities, debt, currencies, and commodities that uses an equal risk parity allocation strategy.  The Company presents these investments separately in the table of plan assets rather than combining them with other investment funds to correspond to the Company’s investment strategy and the underlying nature of these investments.

During the fourth quarter of 2020, the fair value of the U.S. Plan assets increased by $155 million driven primarily by significant returns in the Private Equity funds held by the Plan.  These returns were not known by the Company until after the filing of the 2020 Form 10-K. The Company updates Plan asset values with the best available information known at the time of the 10-K filing.

As the information about the fourth quarter 2020 returns on the Plan’s Private Equity funds was not available or known at the time of the 2020 Form 10-K filing due to a substantial portion of the final December 31, 2020 fair value statements not being received by the Company until the second quarter of 2021, the changes in these asset values will be reflected in the Plan asset values at the next Plan remeasurement date which is December 31, 2021.

In response to the question raised during our telephone call regarding the lack of certification of certain assets by the Plan’s trustee as noted within note 11 of the U.S. Plan’s 2020 financial statements attached to the Form 5500, this is related to an election by the Plan Administrator (Kodak Retirement Income Plan Committee) under 29 CFR 2520.103- 8 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  As permitted, the auditor does not rely on the trustee certification for certain assets, which in this case pertains to investments with lagged pricing, but rather performs its own auditing procedures on the underlying investments when year-end statements are available.  This has no impact on the Company’s financial reporting.

10.

Based on your response number 2 and the information in your Form 5500, it appears that the actual amount of government bonds in your Major U.S. Plan Assets at December 31, 2020 and 2019 approximated $5 million and $39 million, respectively, whereas the amounts reported in your 10-K were $1.1 billion in both periods. Consequently, it appears that the amount of Plan Assets comprised of government bonds was 1% or less instead of the 30% reported in your 10-K. Please tell us whether this error, combined with any other similar classification errors, constitutes a material weakness in your internal controls.

Response:  The Company assessed the materiality of the table of plan assets revision in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) as codified in ASC 250, Presentation of Financial Statements.  To determine the materiality of the changes to the table of plan assets, management performed an analysis of both quantitative and qualitative factors as follows:

Quantitative Evaluation:

Management assessed the quantitative impact of the revisions by focusing on the items critical to our investors as it pertains to our U.S. pension plan, which is the funded status of the U.S. plan and whether it is likely for the Company to make any future cash contributions to the U.S. pension plan.

While the Company disclosed in its 2020 Form 10-K the percentages of hedge funds included in the equity securities and government bonds asset classes, the Company acknowledges that the revisions to the table of plan assets are significantly different numerically from the presentation included in its 2020 Form 10-K.  However, these revisions change the manner of presentation of plan assets and had no impact on the funded status of the plan or the Company’s financial position, operating results and cash flows for all periods presented in the 2020 Form 10-K.  In addition, the revision to the table of plan assets had no impact on whether the Company would be required to make any future cash contributions to the plan.  It should also be noted that the Company has not made any cash contributions to the plan since the mid 1990’s.  As disclosed on page 42 of the Company’s 2020 Form 10-K, the Company made cash contributions of $17 million relating to its defined benefit pension and postretirement plans in 2020, however, these cash contributions related to non-U.S. plans.

Qualitative Evaluation:

In addition to the quantitative considerations provided above, management also evaluated the qualitative factors to further support its assessment as to the materiality of this revision:

•

The revision to the Company’s table of plan assets is not significant to our investors and other users of the Company’s financial statements in understanding the financial position, financial performance or cash flows of the Company, or the factors outlined above regarding our U.S. pension plan.  Furthermore, we do not believe the revisions would have impacted the economic decisions of the users of the financial statements.

•	This had no effect on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.
•	This had no effect of increasing management’s compensation or creating any awards for management that would otherwise have not been achieved.
•	The revision had no impact on key ratios monitored by management, analysts or investors and no impact on segment reporting.
•	This did not involve the concealment of any unlawful transactions nor was it the result of the Company attempting to convey anything in a false or misleading manner.
•

The revisions are not an indication of matters where a significant transaction is not appropriately scrutinized by those charged with governance, nor are they indicative of the absence of a risk assessment process within the Company where such a process would ordinarily be expected to have been established.  Both of these items are not present as the Company has a prudent oversight committee (the Kodak Retirement Income Plan Committee) as a well as an internal investment management team. The Kodak Retirement Income Plan Committee meets regularly to discharge its duties, among which include overseeing the investment managers and monitoring of the U.S. Plan’s investment portfolio.

•	This arose from an area requiring inherent judgment and subjectivity.

Overall Assessment of Materiality:

After evaluating the total mix of information, and considering all relevant quantitative and qualitative factors, the Company determined the revision to the table of plan assets was not material to the 2020 financial statements presented in our 2020 Form 10-K and will be corrected in the Company’s 2021 Form 10-K filing.

Internal Control Assessment:

We assessed specific indicators of a material weakness in internal controls pursuant to paragraph 69 of AS 2201 as follows, and determined that none were applicable:

•	No identification of fraud on the part of senior management.

•	No restatement of previously issued financial statements to reflect the correction of a material misstatement.
•

No identification by our auditors of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the entity’s internal control over financial reporting.

•	There was effective oversight by our audit committee regarding the Company’s external financial reporting and internal control over financial reporting.

The application of ASC 715-20-50-1d requires significant judgment and there is significant diversity in practice on how registrants comply with the GAAP requirements for determining asset classes.  The U.S. Plan is overfunded by $231 million as of December 31, 2020 and the revisions related only to the classification of investments.  These revisions had no impact on the Plan’s funded status, the Company’s financial position, results of operations, cash flows, or any other key financial metrics used by management, analysts or investors and there is no reasonable possibility revisions of this nature reach a magnitude which we believe to be relevant to the users of our financial statements.

Based upon the analysis performed, the Company has determined that the control deficiency that gave rise to the revisions does not result in a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis; therefore, the control deficiency does not rise to the level of a material weakness.

11.

We note that virtually all Major U.S. Plan assets, except for investment grade bonds, are measured at NAV. Please explain to us what steps you took in determining that each individual investment within the reported $3.254 billion of NAV plan assets met the requirements of ASC 820-10-15-4 to be measured at NAV. Clarify also how you determined that the entire cash and cash equivalents balance lacked a readily determinable fair value.

Response:  The Plan performs an investment-by-investment analysis to determine if the investment meets the requirements of ASC 820-10-15-4 to be measured at NAV.  Specifically, the Plan reviews each investment to determine the structure of the investment, how the NAV amounts are calculated or derived, whether the NAV amount is published or communicated and whether it is probable that an investment would be sold for an amount materially different than NAV.   We also consider whether the investment is with an investment company that is within the scope of Topic 946 and inspect the investment statements, audited financial statements of the investment company or fund.  In performing the above steps, we have concluded that the Plan Assets measured at NAV meet the criteria of ASC 820-10-15-4 except as noted below.

Cash and cash equivalents primarily consisted of shares in a short-term investment fund. The fund is valued based on a constant fund net asset value using the NAV per share practical expedient and is not quoted on any active market or exchange.  However, the NAV is determined and published on a daily basis and the investments are short-term in nature.  As discussed in our response to comment number 1, in future filings the Company will change the classification of these cash and cash equivalents from NAV to level 1.